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                              April 24, 2024

       John Thatch
       Chief Executive Officer
       HWH International Inc.
       4800 Montgomery Lane, Suite 210
       Bethesda, MD 20814

                                                        Re: HWH International
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 8, 2024
                                                            File No. 333-278560

       Dear John Thatch:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We note that your common stock trades on Nasdaq and that the selling stockholders will be conducting an
at-the-market offering. Please revise to disclose the market price of your common stock as of the
latest practicable date. Refer to Instruction 2 to Item 501(b)(3) of
                                                        Regulation S-K.
   2. On the prospectus cover page, please disclose the price that the selling stockholders paid for the shares being
registered for resale. In the alternate, please describe for what consideration the
shares were received.
       Risk Factors, page 5

   3. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this
registration statement could have on the public trading price of the
 John Thatch
HWH International Inc.
April 24, 2024
Page 2
       company's common stock. To illustrate this risk, disclose the purchase price of the shares being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose, if applicable, that even though the current trading price is significantly below the SPAC IPO price, the selling stockholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased or received their shares than the public investors. Incorporation of Certain Information by Reference, page 12

4. Please revise your prospectus to remove this section and include all of the disclosure required by Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. See General Instruction VII.D.1(a) and (b) to Form
       S-1.
General

5. Revise your prospectus to disclose the price that each selling stockholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the price that the selling stockholder acquired their shares, and the price that the public stockholder acquired their shares and warrants. If applicable, disclose that while the selling stockholder may experience a positive rate of return based on the current trading price, the public stockholders may not experience a similar rate of return on the shares they purchased due to differences in the purchase prices and the current trading price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                              Sincerely,
FirstName LastNameJohn Thatch
                                                              Division of
Corporation Finance
Comapany NameHWH International Inc.
                                                              Office of Trade &
Services
April 24, 2024 Page 2
cc:       Darrin Ocasio
FirstName LastName